20010655

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Mail Processing Section
FEB 26 2020
Washington DC
415

SEC FILE NUMBER
8-14145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Girard Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 West Broad Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Johnson — 215-721-2549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin B. Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Investment Services, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
NAKEYIA M WILKINSON - Notary Public
Montgomery County
My Commission Expires Oct 28, 2023
Commission Number 1351786

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD INVESTMENT SERVICES, LLC

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Girard Investment Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Girard Investment Services, LLC (the Company) as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2004.

Philadelphia, Pennsylvania
February 25, 2020

GIRARD INVESTMENT SERVICES, LLC

Statement of Financial Condition

At December 31, 2019

Assets		
Cash	$	4,361,645
Investments at fair value		1,111,374
Commissions receivable		259,211
Goodwill		4,253,778
Other assets		227,330
Total assets	$	10,213,338
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued wages payable	$	223,657
Other accrued expenses		38,345
Net deferred tax liabilities		158,841
Total liabilities		420,843
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares; 2,000 shares issued and outstanding		2,000
Additional paid-in capital		5,487,490
Retained earnings		4,303,005
Total stockholder's equity		9,792,495
Total liabilities and stockholder's equity	$	10,213,338

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Income

Year ended December 31, 2019

Revenue:		
Commission income	$	2,781,991
Dividend income		21,396
Total revenue		2,803,387
Expenses:		
Salaries		817,405
Commissions		579,004
Benefits		272,393
Management fees		180,170
Other		261,642
Total expenses		2,110,614
Income before income tax expense		692,773
Income tax expense		108,773
Net income	$	584,000

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2018	$ 2,000	5,487,490	3,719,005	$ 9,208,495
Net income	—	—	584,000	584,000
Balance at December 31, 2019	$ 2,000	5,487,490	4,303,005	$ 9,792,495

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	584,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,012
Deferred tax expense		857
Decrease in:		
Commissions receivable		30,083
Other assets		6,881
Increase in:		
Accrued wages payable		48,250
Other liabilities		1,383
Net cash provided by operating activities		682,466
Cash flows from investing activities:		
Purchases of investments		(21,396)
Capital expenditures		(14,476)
Net cash used in investing activities		(35,872)
Net increase in cash		646,594
Cash – beginning of year		3,715,051
Cash – end of year	$	4,361,645
Supplemental schedule of cash flow information:		
Cash paid during the year for income taxes	$	79,848

See accompanying notes to financial statements.

(1) Business Activity

Effective January 1, 2019, Univest Investments, Inc. changed its name to Girard Investment Services, LLC (the Company). In connection with the Company's name change, a statement of conversion and a certificate of organization was filed with the Pennsylvania Secretary of State to convert the Company from a corporation to a limited liability company. The Company is a wholly owned subsidiary of Univest Bank and Trust Co. (the Bank), which is a wholly owned subsidiary of Univest Financial Corporation (the Holding Company). The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Company's activities include brokerage, investment advisory, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts.

(b) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(c) Securities Transactions and Revenue Recognition

Revenue is recognized when the Company's performance obligations under the terms of contracts with customers are satisfied and are based on agreed upon rates. For fees paid up front, the Company believes that its performance obligation is the sale of the product and as such, is fulfilled on the trade date. Certain commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time which are factors outside the Company's influence. The constraint is overcome when the account value is known, usually monthly, at which point the revenue is recognized. The Company has no remaining performance obligations from contracts with customers as of December 31, 2019.

Revenues from securities transactions are recognized on the trade date based on the size and number of transactions executed at the customer's direction. The resulting receivables and payables are classified as amounts due to or from the clearing broker. Commission income and expense related to customers' securities transactions are recorded on a trade date basis as the event occurs and related performance obligations are completed. The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

(d) Investments at Fair Value

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

(e) Furniture and Equipment

All furniture and equipment is stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of three to ten years. At December 31, 2019, the cost of furniture and equipment was $49,798 with accumulated depreciation of $29,229, which are included net in other assets on the statement of financial condition. Depreciation expense was $11,012 for 2019 which is included in other expenses on the statement of income. Maintenance and minor repairs are expensed when incurred.

(f) ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by the Holding Company. Federal income taxes are calculated as if the Company filed on a separate-return basis using the consolidated federal statutory rate. In accordance with the Holding Company's Intercompany Tax Sharing Agreement, the Company reimburses the Holding Company for all federal income taxes generated by the Company on income included in the Holding Company's consolidated federal income tax return. At December 31, 2019, the Company had a receivable of $24,615 from the Holding Company for federal income taxes which is included in other assets on the statement of financial condition. As a single member limited liability company (SMLLC) of the Bank, the Company is treated as a disregarded entity for state tax purposes and is not subject to corporate net income tax. Future state tax filings required by the Company will be satisfied by filings submitted by the Bank.

(g) ***Goodwill and Other Intangible Assets***

The Company completes a goodwill analysis on an annual basis or more often if events and circumstances indicate that there may be impairment. In accordance with Accounting Standards Codification Topic 350, the Company has the option of performing a qualitative assessment to determine whether it is more likely than not that the fair value of the Company is less than its carrying amount.

In performing the qualitative assessment, the Company identifies the significant drivers of fair value including macroeconomic and microeconomic conditions, overall financial performance, management's knowledge of the business and other relevant factors and performs a qualitative assessment of the likely impact of these factors on the fair value. The Company considers overall financial performance, including current and projected earnings and cost factors as well as changes in management and customers, general economic conditions and the regulatory environment. During the fourth quarter of 2019, the Company determined, based on the assessment of these qualitative factors and events and circumstances that may impact the drivers of fair value, that it was more likely than not, that the fair value of the Company was more than its carrying amount; therefore, the Company did not need to perform the first and second steps of the goodwill impairment test for the Company.

There was no impairment of goodwill recorded during 2019. There can be no assurance that future impairment assessments or tests will not result in a charge to earnings.

(h) ***Recent Accounting Pronouncements***

Accounting Pronouncements Yet to Be Adopted

In January 2017, the FASB issued ASU No. 2017-04, *"Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment."* This ASU eliminates Step 2 of the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with the carrying amount of a reporting unit. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Public business entities that are SEC filers should adopt the December 31, 2018 amendments in the ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, or for the Company's goodwill impairment test in 2020. Early adoption is permitted for goodwill impairment test with measurement dates after January 1, 2017. The Company does not expect the adoption of this ASU will have a material impact on the Company's financial statements.

(3) **Income Taxes**

The components of income tax expense for 2019 consisted of the following:

Federal:		
Current	$	108,549
Deferred		48,150
		156,699
State:		
Current		(634)
Deferred		(47,292)
		(47,926)
Income tax expense	$	108,773

The Company recorded a deferred state tax benefit of $47,292 for the year end December 31, 2019, of which $51,718 relates to a one-time write-off of deferred tax liabilities that were generated in Pennsylvania but are no longer realizable due to the Company's disregarded entity status.

At December 31, 2019, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the years it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2019.

At December 31, 2019, the consolidated federal income tax returns filed by the Holding Company for tax years 2016 through 2018 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2019 is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax liability at December 31, 2019, are as follows:

Goodwill	$	(222,215)
Other intangible assets		68,152
Other		(4,778)
Net deferred tax liabilities	$	(158,841)

The provision for income taxes differs from the expected statutory provision for the year ended December 31, 2019,

Expected provision at statutory rate	21.0 %
Difference resulting from:	
State income taxes, net of federal benefits	(5.5)
Other	0.2
Effective tax rate	15.7 %

(4) Agreement with Clearing Broker

The Company has entered into an agreement with a clearing broker to execute securities transactions on behalf of its customers that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. Fees for clearing and other services were $27,110 for 2019 which is included in other expenses on the statement of income. A portion of revenue reported by the Company for 2019 resulted from this relationship. At December 31, 2019, the receivable from the clearing broker was $130,966 which is included in commissions receivable on the statement of financial condition.

A reserve account for proprietary assets of an introducing broker is required to be held by the clearing broker. At December 31, 2019, the reserve account had a balance of $100,002 which is included in other assets on the statement of financial condition.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2019, the Company did not incur any such expenses, and there was no such liability at December 31, 2019.

(5) Related Party Transactions

The Holding Company, the Bank, and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to the Bank for such services under service fee arrangements. The management fee expense was $180,170 for 2019. At December 31, 2019, the Company had a noninterest bearing deposit account with the Bank with a balance of $4,361,645. During the year ended December 31, 2019, salary expense of $94,996 was allocated to the Company for employees of the Bank and certain other affiliates who provide direct administrative services to the Company.

(6) Employee Benefits

All employees are covered by the 401(k) deferred salary savings plan of the Holding Company. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $41,874 for 2019 which is included in benefits expense on the statement of income.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,036,156 which was $986,156 in excess of its required minimum net capital of $50,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .40616 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

(8) Legal Proceedings

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of income. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings pending or known to be threatened or contemplated against the Company by government authorities.

(9) Commitments and Contingencies

The Company has no material commitments or contingencies.

(10) Subsequent Events

The Company has evaluated subsequent events for recognition and/or disclosure subsequent to period-end December 31, 2019 through February 25, 2020, which is the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

GIRARD INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

At December 31, 2019

Total stockholder's equity	$	9,792,495
Deduct nonallowable assets:		
Goodwill		4,253,778
Other assets		4,480,334
Total nonallowable assets		8,734,112
Net capital before haircuts on security positions		1,058,383
Haircuts on security positions		22,227
Net capital		1,036,156
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital	$	986,156
Net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	994,072
Aggregate indebtedness	$	420,843
Ratio of aggregate indebtedness to net capital		.40616 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

GIRARD INVESTMENT SERVICES, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

At December 31, 2019

As an introducing broker, the Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of Independent Registered Public Accounting Firm.

GIRARD INVESTMENT SERVICES, LLC

Exemption Report

Year ended December 31, 2019

Girard Investment Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1 to December 31, 2019 except as described below:

(a) No exceptions noted.

Girard Investment Services, LLC

I, Kevin Norris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President, Girard Investment Services, LLC

February 25, 2020

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Girard Investment Services, LLC:

We have reviewed management's statements, included in the accompanying Girard Investment Services, LLC Exemption Report (the Exemption Report), in which (1) Girard Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2020

GIRARD INVESTMENT SERVICES, LLC

Financial Statements and
Supplementary Information

Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934

December 31, 2019

(With Report of Independent Registered
Public Accounting Firm Thereon)